UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

As previously reported, on December 29, 2021, Mingzhu Logistics Holdings Limited (the “Purchaser”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Cheyi (BVI) Limited (“Cheyi BVI”), and each of shareholders of Cheyi BVI (collectively, the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Purchaser agreed to effect an acquisition of Cheyi BVI by acquiring from the Sellers 100% of the outstanding equity interests of the Cheyi BVI.

On December 31, 2021, the Parties completed the transaction. Upon the closing of the transaction, the Purchaser acquired 100% shares outstanding of the Cheyi BVI, and the Purchaser issued 3,189,000 shares of common stock and paid $2,000,000 to the Sellers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: January 5, 2022	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein.
10.2	Form of Lock-Up Agreement.
10.3	Form of Non-Competition and Non-Solicitation Agreement.

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